NYSE MKT LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

October 10, 2012

Pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder, NYSE MKT LLC (“NYSE MKT” or the “Exchange”), has determined to strike from listing and registration on the Exchange the following:

SinoHub, Inc.

Common Stock, $0.001 par value per share

Commission File Number – 001- 34430

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Section 1003(f)(iii) of the NYSE MKT Company Guide (the “Company Guide”)  which provides that the Exchange will normally consider suspending dealings in, or removing a security from the list if the issuer or its management shall engage in operations which, in the opinion of the Exchange, are contrary to the public interest;

(b)

Section 1003(a)(iv) of the Company Guide in that the issuer has sustained losses which are so substantial in relation to its overall operations or its existing financial resources, or its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, as to whether such issuer will be able to continue operations and/or meet its obligations as they mature;

(c)

Sections 801(h) and 802(a) of the Company Guide which states that issuers that satisfy the definition of Smaller Reporting Company in Regulation S-K, Item 10(f)(1), are only required to maintain a board of directors comprised of at least 50% independent directors;

(d)

Section 803(B)(2)(c) of the Company Guide, which states that issuers that satisfy the definition of Smaller Reporting Company in Regulation S-K, Item 10(f)(1), are only required to maintain an audit committee of at least two members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934;

(e)

Section 804(a) of the Company Guide, in that board nominations must be selected, or recommended for the board’s selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors;

(f)

Section 805(a) of the Company Guide, in that compensation for all officers including the issuer’s chief executive officer must be determined, or recommended to the board of directors for determination, by a compensation committee comprised of independent directors or alternatively, a majority of the issuer’s independent directors;

(g)

Section 803(B)(4) of the Company Guide, in that the audit committee of each issuer must have the specific audit committee responsibilities, authority and procedures necessary to comply with Rule 10A-3(b)(2), (3), (4) and (5) under the Securities Exchange Act of 1934 concerning responsibilities relating to: (a) registered public accounting firms, (b) complaints relating to accounting, internal accounting controls or auditing matters, (c) authority to engage advisors, and (d) funding as determined by the audit committee;

(h)

Section 1003(d) of the Company Guide which states that the securities of an issuer failing to comply with its listing or other agreements with the Exchange and/or SEC requirements in any material respect (e.g., failure to distribute annual reports when due, failure to report interim earnings, failure to observe Exchange policies regarding timely disclosure of important corporate developments, failure to solicit proxies, issuance of additional shares of a listed class without prior listing thereof, failure to obtain shareholder approval of corporate action where required by Exchange policies, failure to provide requested information within a reasonable period of time or providing information that contains a material misrepresentation or omits material information necessary to make the communication to the Exchange not misleading, etc.) are subject to suspension from dealings and, unless prompt corrective action is taken, removal from listing; and

(i)

Sections 134 and 1101 of the Company Guide which requires listed issuers to comply with applicable SEC requirements with respect to the filing of reports and other documents through the SEC Electronic Data Gathering Analysis and Retrieval system.

2.

The common stock of SinoHub, Inc. (the “Company”) does not qualify for continued listing for the following reasons:

(a)

The Company is subject to delisting pursuant to Section 1003(f)(iii) of the Company Guide in that the Company or its management has engaged in operations, which, in the opinion of the Exchange, are contrary to public interest. In this regard, Staff believes that the actions (including, but not limited to, inaction) of the Company, its management and/or its agents raise significant public interest concerns. The resignation of the Company’s auditor, Baker Tilly Hong Kong Limited, during the review of the Company’s June 30, 2012 financial statements raises serious concerns that the reasons for the resignation may have been related to financial reporting or other irregularities at the Company. The Company’s inability to retain an independent registered accounting firm, U.S. securities counsel, or audit committee raises concerns that the Company will not be able to meet its reporting and regulatory requirements in the near term.

Additionally, the use of personal bank accounts in the name of its Mr. De Hai Li, the Company’s chief financial officer, and a finance manager raises concerns as to whether such accounts are being used for legitimate business purposes. Further, according to the Company, Mr. Li has sole control of the Company’s bank accounts, which raises serious concerns about the Company’s internal controls. The Company’s lack of disclosure regarding its inability to access its bank accounts and its failure to timely pay its creditors also raises concerns as to whether the Company is properly communicating material news to the public.

These actions by the Company, its management, and/or its agents cast material doubt on the integrity of the Company’s financial statements, its operations and internal controls. Thus, continued listing of the Company’s securities on the Exchange would not be in the public interest.

(b)

The Company is subject to delisting pursuant to Section 1003(a)(iv) of the Company Guide in that its financial condition has become so impaired that it appears questionable, in the opinion of the Exchange, that the Company will be able to continue operations and/or meet its obligations as they mature.  According to Mr. Henry Cochran, the Company’s chief executive officer, the Company’s funds have not been used to pay creditors and the amounts owed to many of its creditors are now past due. The Company is unable to determine when or if it will be able to pay its creditors.

(c)

The Company is subject to delisting for failing to comply with the corporate governance standards set forth in Part 8 of the Company Guide.  Specifically, as a result of the resignations of Mr. Daniel Lui, Mr. Jeff He and Mr. Ted Shen, the Company no longer has a board of directors comprised of at least 50% independent directors, an audit committee, compensation committee or a nominating committee. Therefore, the Company is no longer compliant with the following corporate governance requirements:

•

Sections 801(h) and 802(a) of the Company Guide which states issuers that satisfy the definition of Smaller Reporting Company in Regulation S-K, Item 10(f)(1) are required to maintain a board of directors comprised of at least 50% independent directors;

•

Section 803(B)(2)(c) of the Company Guide, which states that issuers that satisfy the definition of Smaller Reporting Company in Regulation S-K, Item 10(f)(1) are required to maintain an audit committee of at least two members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934;

•

Section 804(a) of the Company Guide, in that board nominations must be selected, or recommended for the board’s selection, by either a nominating committee comprised solely of independent directors or by a majority of the independent directors; and

•

Section 805(a) of the Company Guide, in that compensation for all officers including the issuer’s chief executive officer must be determined, or recommended to the board of directors for determination, by either a compensation committee comprised of independent directors or by a majority of the independent directors on the Company’s board of directors.

(a)

The Company is subject to delisting pursuant to Section 803(B)(4) of the Company Guide which requires that the audit committee of each issuer to have the specific audit committee responsibilities, authority and procedures necessary to comply with Rule 10A-3(b)(2), (4) and (5) under the Securities Exchange Act of 1934 concerning responsibilities relating to: (i) the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the issuer and each such firm must report directly to the audit committee; (ii) the authority to engage advisors and funding for compensation to be paid to such advisors as determined by the audit committee; and (iii) providing the appropriate funding, as determined by the audit committee for, among other things, payment of compensation to any:  (1) registered public accounting firm engaged to prepare or issue a report or perform other audit, review or attest services for the issuer; or (2) advisors employed by the audit committee.   Specifically, as a result of the resignation of Mr. Lui, Mr. He and Mr. Shen, the Company no longer maintains an audit committee, therefore, the Company is unable to comply with Section 803(B)(4) of the Company Guide. Moreover, the Company did not comply with Rule 10A-3 when it had an audit committee, insofar as the Company did not provide funding for the payment of auditors or to engage an outside consultant or audit firm to commence an investigation.

(b)

Staff has determined that the Company is not in compliance with Sections 134 and 1101 of the Company Guide based on its failure to file its Form 10-Q for the period ended June 30, 2012.  Due to the lack of reliable financial information and the uncertainty of when the Company will make its required filing, Staff has determined that continued listing of the Company would be inconsistent with applicable Exchange listing standards.

(c)

Staff has determined that the Company is subject to delisting pursuant to Section 1003(d) which authorizes Staff to initiate delisting proceedings when a listed Company fails “to comply with its listing or other agreements with the Exchange and/or SEC requirements in any material respect.” The Company failed to comply with the standards described above with respect to its corporate governance and failure to timely file interim reports. Therefore, Staff believes that the Company has failed to comply with its listing agreement and/or other agreements with the Exchange, as well as with relevant SEC requirements.

3.

In reviewing the eligibility of the Company’s Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

On August 21, 2012, the Exchange notified the Company that it did not timely filed its Form 10-Q for the period ended June 30, 2012. As a result, the Company was not in compliance with Sections 134 and 1101 of the Company Guide. In addition, the Company’s failure to timely file this report was a material violation of its listing agreement with the Exchange pursuant to Section 1003(d) of the Company Guide. In accordance with Section 1009 of the Company Guide, the Company was given the opportunity to submit a plan (the “Plan”) by September 4, 2012, advising the Exchange of action it has taken, or will take, that would bring the Company into compliance with Sections 134 and 1101 of the Company Guide.

(b)

On September 4, 2012, the Company submitted its Plan.

(c)

On September 19, 2012, the Exchange notified the Company that it was rejecting the Plan and that the Company was therefore subject to delisting pursuant to Section 1003(d) of the Company Guide, as the Company failed to comply with its listing agreement and/or other agreements with the Exchange and/or SEC Requirements. Furthermore, in light of the nature and severity of the Company’s continued listing deficiencies, Staff determined in accordance with Section 1009(a)(ii) of the Company Guide that it was necessary and appropriate for the protection of investors to truncate the continued listing evaluation and follow-up procedures and move to immediate delisting proceedings (the “Staff Determination”). In the Exchange’s letter dated September 19, 2012, Staff also notified the Company of additional deficiencies with respect to Sections 134, 801(h), 802(a), 803(B)(2)(c), 803(B)(4), 804(a), 805(a), 1003(c)(iv), 1003(f)(iii) and 1101 of the Company Guide.

(d)

Pursuant to Sections 1203 and 1009(d) of the Company Guide, the Company was given the right to request a hearing before a Listing Qualifications Panel within seven calendar days of the Staff Determination, or by September 26, 2012. The Company did not appeal the Staff Determination within the requisite time period or thereafter and has not otherwise regained compliance with the Exchange’s continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s common stock from listing and/or registration by issuing a press release and posting notice on www.nyx.com.  Further, a copy of this application has been forwarded to Mr. Henry T. Cochran, chief executive officer of SinoHub, Inc.

Janice O’Neill

Senior Vice President

Corporate Compliance

NYSE MKT LLC